Exhibit 99.1

NQ Mobile Provides Status Report on Independent

Investigation of Short-Seller Allegations

DALLAS and BEIJING, April 30, 2014 – NQ Mobile (NYSE: NQ), a leading global provider of mobile Internet services, today provided a status report on the independent investigation into the allegations about NQ made last October by short seller Muddy Waters.

On October 25, 2013, the Company’s board of directors formed an Independent Special Committee (the “Committee”), consisting of four independent directors of the Company, to conduct a review of fraud allegations made the previous day in a report issued by Muddy Waters. On November 1, 2013, the Company announced that the Committee had retained Shearman & Sterling LLP (“Shearman”) to conduct an independent review, and that Shearman had retained Deloitte & Touche Financial Advisory Services Limited (“Deloitte”) as forensic accountants to assist in its investigation.

The Investigation Team, comprised of Shearman and Deloitte, has conducted a far-ranging investigation of NQ’s business activities, financial records and cash, major business partners in China and overseas, and major acquisitions in order to examine the allegations made in Muddy Waters’ October 24, 2013 report (and in six subsequent reports and letters issued through January 13, 2014). The investigation, which has been under way for six months, is nearly complete. The Company’s management and staff have been cooperating fully with the Committee and the Investigation Team throughout the investigation.

The Investigation Team has thus far found no evidence that the Company engaged in the fraudulent conduct that was alleged by Muddy Waters. It has also discussed its work and the evidence it has obtained with the Company’s independent auditor. The independent auditor is considering that information as part of its procedures in connection with its audit of the Company’s financial statements, and may request that the Company provide additional information or that the Investigation Team undertake additional work.

The Company intends to report the final results of the investigation in connection with the filing of the Company’s annual report on Form 20-F. The Company expects to file its annual report as soon as practicable following the conclusion of the investigation and the completion of the review of its financial statements by its independent auditor. Because that work is not complete, the Company will file a Form 12b-25, which extends by 15 days the date for filing its report on Form 20-F. Based on the results thus far, the Company continues to believe that the allegations by Muddy Waters lack merit, and the Company therefore does not anticipate any changes to its previously reported financial results.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile internet services. NQ Mobile is a mobile security pioneer with proven competency to acquire, engage, and monetize customers globally. NQ Mobile’s portfolio includes mobile security and mobile games & advertising for the consumer market and consulting, mobile platforms and mobility services for the enterprise market. As of December 31, 2013, NQ Mobile maintains a large, global user base of 481 million registered user accounts and 136 million monthly active user accounts through its consumer mobile security business, 107 million registered user accounts and 20 million monthly active user accounts through its mobile games & advertising business and over 1,250 enterprise customers. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com

CONTACTS:

Sherry Smith

MWW for NQ Mobile

+1-646-797-3139

ssmith@mww.com

Kim Titus

NQ Mobile

+1-972-841-0506

kim.titus@nq.com

INVESTOR RELATIONS:

NQ Mobile Inc.

+852 3975 2853

+1 469 310 5281

investors@nq.com

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